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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
Under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

WHEATON RIVER MINERALS LTD.
(Name of subject company)

WHEATON RIVER MINERALS LTD.
(Name of person filing statement)

COMMON SHARES
 (Title of class of securities)

962902102
 (CUSIP Number of class of securities)

Peter Barnes, Executive Vice-President and Chief Financial Officer
Suite 1560
200 Burrard Street
Vancouver, British Columbia V6C 3L6
Canada
(604) 696-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Gerald D. Shepherd
Davies Ward Phillips & Vineberg LLP
625 Madison Ave., 12th Floor
New York, New York 10022
(212) 588-5500

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        The purpose of this amendment (the "Amendment") is to amend and supplement Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Wheaton River Minerals Ltd., an Ontario corporation ("Wheaton"), on December 29, 2004 (the "Schedule 14D-9") in respect of the Goldcorp Offer (as defined in the Schedule 14D-9), and to add an additional Exhibit and to revise the Exhibit Index accordingly.

Item 9.    Exhibits

        This Amendment adds the following Exhibit, which is filed herewith:

Exhibit No.	Description
(a)(6)	Material Change Report of Wheaton dated December 31, 2004.

2

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

WHEATON RIVER MINERALS LTD.
	By:	/s/ IAN TELFER Name: Ian Telfer Title: Chairman and Chief Executive Officer
Dated: January 4, 2005

3

EXHIBIT INDEX

        The Exhibit Index is hereby amended by adding the following Exhibit thereto, which Exhibit is filed herewith.

Exhibit No.	Description
(a)(6)	Material Change Report of Wheaton, dated December 31, 2004.

4

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.     Name and Address of Company

  Wheaton River Minerals Ltd. ("Wheaton River")
  1560-200 Burrard Street
  Vancouver, British Columbia V6C 3L6

2.     Date of Material Change

  December 23, 2004

3.     News Release

  A news release with respect to the material change referred to in this report was issued through newswire services on December 23, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.     Summary of Material Change

  On December 23, 2004, Wheaton River announced that it had signed a definitive agreement with Goldcorp Inc. ("Goldcorp") for the previously announced combination of Wheaton River and Goldcorp. The combination will be effected through a share exchange take-over bid (the "Goldcorp Offer") whereby Goldcorp will offer one common share of Goldcorp for every four common shares of Wheaton River (the "Wheaton River Shares").

5.     Full Description of Material Change

  On December 23, 2004, Wheaton River announced that it had signed an acquisition agreement with Goldcorp (the "Acquisition Agreement") for the previously announced combination of Wheaton River and Goldcorp to be effected through the Goldcorp Offer.

  Prior to entering into the Acquisition Agreement, Wheaton River and Goldcorp satisfactorily completed their due diligence investigations and the board of directors of Wheaton River (the "Board of Directors") received an opinion from Merrill Lynch, Pierce, Fenner & Smith Incorporated that the exchange ratio under the Goldcorp Offer is fair, from a financial point of view, to shareholders of Wheaton River.

  Based on a recommendation from the special committee of the Board of Directors, comprised of Lawrence Bell, Doug Holtby (Chair) and Ian J. McDonald, the Board of Directors approved the Acquisition Agreement and unanimously recommended that shareholders of Wheaton River accept the Goldcorp Offer and tender their Wheaton River Shares to the Goldcorp Offer.

  The Goldcorp Offer, Goldcorp's take-over bid circular and Wheaton River's directors' circular were mailed to Wheaton River shareholders and filed on SEDAR on December 29, 2004. Shareholders are urged to read the Goldcorp Offer, the take-over bid circular of Goldcorp and the directors' circular of Wheaton River.

  Acquisition Agreement

  A summary of the principal terms of the Acquisition Agreement is set out below. Capitalized terms used but not otherwise defined herein have the meanings set out in the Acquisition Agreement, a copy of which has been filed on SEDAR.

  The Goldcorp Offer

  The Acquisition Agreement requires Goldcorp and Goldcorp Acquisition ULC (collectively with Goldcorp, the "Offerors") to make the Goldcorp Offer on the terms and conditions set forth in the Acquisition Agreement.

  Conditions of the Goldcorp Offer

  The conditions to the Goldcorp Offer are specified in the Acquisition Agreement and are contained in Section 4 of the Goldcorp Offer.

  Amendment and Waiver

  The Acquisition Agreement provides that the Offerors will not amend or vary the terms and conditions of the Goldcorp Offer, except to increase the value of the consideration payable thereunder or to extend its expiry time, from time to time, to a date (the "Expiry Date") not later than (a) 120 calendar days after the date of the Goldcorp Offer in the event that certain the conditions thereto relating to regulatory or contractual approvals have not been satisfied or waived by the Offerors or if an Acquisition Proposal has been made and is continuing; and (b) in any other case, 60 calendar days after the date of the Goldcorp Offer. However, Goldcorp may waive any one or more of the conditions of the Goldcorp Offer, in its sole discretion, except the Minimum Tender Condition. The Minimum Tender Condition may be waived only with the prior written consent of Wheaton River.

  Management and Directors

  If the Minimum Tender Condition is satisfied and the Offerors take up and pay for Wheaton River Shares under the Goldcorp Offer, Goldcorp and Wheaton River will use all reasonable efforts to cause their respective boards of directors to pass such resolutions and to take such other actions as may be required in order that: (a) the number of directors of Goldcorp will be increased to 10, with five current directors of Goldcorp to be nominated by Ian W. Telfer, on behalf of Wheaton River, remaining as directors of Goldcorp and five current directors of Wheaton River nominated by Robert R. McEwen, on behalf of Goldcorp, becoming directors of Goldcorp; (b) Ian W. Telfer will become a director of Goldcorp and will be appointed as Chief Executive Officer of Goldcorp; (c) Robert R. McEwen will remain as a director and the Chairman of Goldcorp; and (d) all of the directors of Wheaton River will be replaced by nominees of Goldcorp to be determined by the board of directors of Goldcorp following the appointments referred to in (a) above.

  Subsequent Acquisition Transaction

  Upon satisfaction of the Minimum Tender Condition, Goldcorp and Wheaton River will take all necessary steps to proceed with, as soon as practicable and, in any event within 120 days following the expiry time of the Goldcorp Offer, a Subsequent Acquisition Transaction so that Goldcorp may acquire all of the Wheaton River Shares that were not acquired by Goldcorp under the Goldcorp Offer. The consideration offered under the Subsequent Acquisition Transaction will be at least equal in value to and in the same form as the consideration offered under the Goldcorp Offer.

  Treatment of Wheaton River Options and Wheaton River Warrants

  The Acquisition Agreement contains provisions relating to the treatment of Wheaton River Options and Wheaton River Warrants, as set out below.

  (a)
  No offer will be made by Goldcorp for Wheaton River Options. Subject to obtaining all necessary regulatory and shareholder approvals, the Board of Directors may take the necessary actions to provide that (i) each Wheaton River Option holder, other than the directors or senior officers of Wheaton River, may, at his or her option, request that Wheaton River fund the exercise price payable by such option holder against receipt of a written direction to repay the amount of such funding from the proceeds of the sale by the depository under the Goldcorp Offer (or such other person as Wheaton River and Goldcorp may agree) for and on behalf of such option holders of such number of Goldcorp Shares to be received by such holder for the Wheaton River Shares tendered to the Goldcorp Offer pursuant to the exercise of his or her options that is sufficient to repay the amount of such funding, or (ii) each Wheaton River Option holder may, at his or her option in the case of Wheaton River Option holders other than the directors or senior officers of Wheaton River, or shall, in the case of Wheaton River Option holders who are directors or senior officers of Wheaton River, receive upon the exercise of such options after a Subsequent Acquisition Transaction in accordance with the terms of such options, the number of Goldcorp Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Goldcorp Offer if such holder had been the registered holder of the number of Wheaton River Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction. Any such action will be conditional upon the take up of Wheaton River Shares under the Goldcorp Offer.

  (b)
  No offer will be made by Goldcorp for Wheaton River Warrants. Upon the exercise of any Wheaton River Warrants after a Subsequent Acquisition Transaction, a holder of Wheaton River Warrants will receive, in lieu of the number of Wheaton River Shares otherwise issuable upon such exercise, that number of Goldcorp Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Goldcorp Offer, if such holder had been the registered holder of the number of Wheaton River Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction.

  (c)
  Goldcorp will take all necessary steps (including seeking all necessary regulatory and shareholder approvals and executing assumption agreements) to ensure that all Wheaton River Options and Wheaton River Warrants outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction will, as part of such Subsequent Acquisition Transaction and subject to receipt of such regulatory and shareholder approvals, become securities of Goldcorp exercisable to purchase Goldcorp Shares on the basis described in paragraphs (a) and (b) above and, in the case of Wheaton River Warrants, subject to any applicable listing requirements, be listed and posted for trading on such stock exchanges as the Wheaton River Warrants are listed and posted for trading on immediately prior to the effective time of such Subsequent Acquisition Transaction.

  Representations, Warranties and Covenants of Goldcorp

  The Acquisition Agreement contains customary representations and warranties on the part of Goldcorp relating to, among other things: Goldcorp's corporate status and reporting issuer status; Goldcorp's capitalization; Goldcorp's authority to enter into the Acquisition Agreement; and the approval of the board of directors of Goldcorp of the Goldcorp Offer. The representations and warranties also address certain matters relating to the business, operations and properties of Goldcorp and its subsidiaries including: material contracts; the absence of any Material Adverse Change; pension and employment matters; the accuracy of Goldcorp's financial statements, corporate records and minute books; the absence of undisclosed litigation that would have a Material Adverse Effect; assurances relating to title to properties and the condition of assets; insurance; environmental matters; tax matters; intellectual property; and compliance with applicable laws.

  The Acquisition Agreement also contains customary negative and positive covenants of Goldcorp. Goldcorp has agreed to conduct its business in the ordinary course consistent with past practice unless otherwise permitted under the Acquisition Agreement.

  Representations, Warranties and Covenants of Wheaton River

  The Acquisition Agreement contains customary representations and warranties of Wheaton River relating to, among other things: Wheaton River's corporate status and reporting issuer status; Wheaton River's capitalization; Wheaton River's authority to enter into the Acquisition Agreement; and the approval of the Board of Directors of its recommendation regarding the Goldcorp Offer. The representations and warranties also address certain matters relating to the business, operations and properties of Wheaton River and its subsidiaries including: material contracts; the absence of any Material Adverse Change; pension and employment matters; the accuracy of Wheaton River's financial statements, corporate records and minute books; the absence of undisclosed litigation that would have a Material Adverse Effect; assurances relating to title to properties and the condition of assets; insurance; environmental matters; tax matters; intellectual property; and compliance with applicable laws.

  The Acquisition Agreement also contains customary negative and positive covenants of Wheaton River. Wheaton River has agreed to conduct its business in the ordinary course consistent with past practice unless otherwise permitted under the Acquisition Agreement.

  Goldcorp Shareholder Meeting

  The Acquisition Agreement requires Goldcorp to convene a special meeting of its shareholders by February 4, 2005 for the purpose of considering an ordinary resolution to approve the issuance by Goldcorp of the Goldcorp Shares pursuant to the Goldcorp Offer and the Subsequent Acquisition Transaction.

  No Solicitation

  Each of Wheaton River and Goldcorp has agreed that it will not, directly or indirectly, (a) solicit, initiate, encourage or facilitate (including by way of furnishing non-public information) any inquiries or proposals regarding any Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, (c) approve or recommend any Acquisition Proposal, or (d) accept, support or enter into any agreement, arrangement or understanding related to any Acquisition Proposal. Each of Wheaton River and Goldcorp has also agreed to (a) immediately cease and cause to be terminated all existing discussions or negotiations, directly or indirectly, with any person with respect to any Acquisition Proposal, (b) refrain from waiving or varying any terms or conditions of any confidentiality or non-disclosure or standstill agreement entered into prior to the date of the Acquisition Agreement between it and any person considering any Acquisition Proposal and immediately request the return (or the deletion from retrieval systems and data bases or the destruction) of all information provided by it, directly or indirectly, to any such person, (c) in the case of Wheaton River, promptly reaffirm its recommendation that Wheaton River shareholders accept the Goldcorp Offer after a determination by the Board of Directors that any Acquisition Proposal that has been publicly disclosed is not a Superior Proposal, and (d) in the case of Goldcorp, promptly recommend that Goldcorp shareholders not accept any Acquisition Proposal that is publicly disclosed, after a determination by the board of directors of Goldcorp that any such Acquisition Proposal is not a Superior Proposal (and shall include such recommendation in any directors' circular or other document sent to Goldcorp shareholders in response to any such Acquisition Proposal).

  Notwithstanding the foregoing, the board of directors of Wheaton River or Goldcorp may consider or participate in discussions and enter into confidentiality agreements regarding a bona fide Acquisition Proposal that did not result from a breach of the terms of the Acquisition Agreement and is or could reasonably be expected to be a Superior Proposal. Prior to providing information to a third party proposing a Superior Proposal, Wheaton River or Goldcorp, as applicable, must enter into a confidentiality agreement with such third party containing terms at least as favourable to Wheaton River or Goldcorp, as applicable, as those contained in the standstill and confidentiality agreement dated as of December 3, 2004 between Wheaton River and Goldcorp.

  Notice of Acquisition Proposals

  Each of Wheaton River and Goldcorp must immediately notify the other, at first orally and then promptly in writing, of any Acquisition Proposal that becomes known to it, or any amendment to any Acquisition Proposal, or any request for information relating to it or any of its subsidiaries in connection with any Acquisition Proposal or for access to the properties, books or records of it or any of its subsidiaries by any person that may be proposing, or has made a proposal for, any Acquisition Proposal. Such notice must include (a) a description of the material terms and conditions of the Acquisition Proposal, (b) the identity of the person making the Acquisition Proposal, inquiry or contact, and (c) such other details of the Acquisition Proposal, inquiry, contact, discussions or negotiations as Goldcorp or Wheaton River, as applicable, may reasonably request. Each of Wheaton River and Goldcorp must also, upon request from the other, provide further notices of the status (including any change to the material terms) of any Acquisition Proposal or inquiry or contact.

  Proceeding with a Superior Proposal

  Wheaton River may accept, approve or recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal in respect of which there has been no breach of the terms of the Acquisition Agreement and withdraw, modify or change its recommendation concerning the Goldcorp Offer in connection with a Superior Proposal, but only if:

  (a)
  Wheaton River has provided Goldcorp with a copy of all documentation (including unexecuted final documentation) relating to the Superior Proposal (provided Goldcorp agrees to requirements as to the confidentiality to be afforded in respect of that Superior Proposal that the person proposing such Superior Proposal may reasonably request);

  (b)
  a period (the "Response Period") of five business days has elapsed from the date on which Goldcorp received written notice from the Board of Directors that the Board of Directors determined to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal; and

  (c)
  the Board of Directors has considered any amendment to the terms of the Goldcorp Offer that increases or modifies the consideration (or value of the consideration) to be received by the Wheaton River shareholders proposed by Goldcorp before the end of the Response Period and determined by formal resolution, in good faith, acting reasonably after consultation: (i) with its financial advisors, that the Superior Proposal is more favourable to Wheaton River shareholders from a financial point of view than the Goldcorp Offer (with the amendments, if any, proposed by Goldcorp); and (ii) with its outside legal counsel, that the failure to enter into a binding agreement in respect of the Superior Proposal would be inconsistent with its fiduciary duties.

  Goldcorp may accept, approve or recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal in respect of which there has been no breach of the terms of the Acquisition Agreement, but only if:

  (a)
  Goldcorp has provided Wheaton River with a copy of all documentation (including unexecuted final documentation) relating to the Superior Proposal (provided Wheaton River agrees to requirements as to the confidentiality to be afforded in respect of that Superior Proposal that the person proposing such Superior Proposal may reasonably request); and

  (b)
  the board of directors of Goldcorp has determined by formal resolution, in good faith, acting reasonably after consultation: (i) with its financial advisors, that the Superior Proposal is more favourable to the shareholders of Goldcorp from a financial point of view than the Goldcorp Offer; and (ii) with its outside legal counsel, that the failure to enter into a binding agreement in respect of the Superior Proposal would be inconsistent with its fiduciary duties.

  Goldcorp represented and warranted that the board of directors of Goldcorp has determined by formal resolution that the proposed offer for Goldcorp Shares announced by Glamis Gold Ltd. on December 16, 2004 is not a Superior Proposal and, accordingly, Goldcorp and Wheaton River have agreed that such proposal is not a Superior Proposal for the purposes of the Acquisition Agreement.

  Right to Match

  During the Response Period, Goldcorp will have the right, but not the obligation, to offer to amend the terms of the Goldcorp Offer. The Board of Directors is required to review any such proposal by Goldcorp to amend the terms of the Goldcorp Offer, including, without limitation, an increase in, or modification of, the consideration to be received by the Wheaton River shareholders (or value of such consideration), in good faith, acting reasonably in consultation with its financial advisors and outside legal counsel, to determine whether the Acquisition Proposal to which Goldcorp is responding would be a Superior Proposal when assessed against the Goldcorp Offer as it is proposed by Goldcorp to be amended. If the Board of Directors does not determine that the Acquisition Proposal is a Superior Proposal, the Board of Directors will promptly reaffirm its recommendation of the Goldcorp Offer (as so amended by Goldcorp).

  Termination

  The Acquisition Agreement may be terminated, by written notice promptly given to the other party, at any time prior to the time the Offerors first take up and pay for Wheaton River Shares under the Goldcorp Offer, in the following circumstances:

  (a)
  by either Goldcorp or Wheaton River, if the Offerors have not taken up and paid for Wheaton River Shares under the Goldcorp Offer on or before the Expiry Date, or Goldcorp or Wheaton River, as applicable, shall have concluded, acting reasonably, that a condition to the Goldcorp Offer is not capable of satisfaction on or before the Expiry Date (excluding where the Acquisition Agreement may be terminated pursuant to (i) below), unless the reason for the Offerors not so taking up and paying for the Wheaton River Shares or for the relevant condition not being capable of satisfaction is due to the failure of the party seeking to terminate the Acquisition Agreement to perform any of the obligations under the Acquisition Agreement required to be performed by such party;

  (b)
  by Goldcorp, if the Goldcorp Offer terminates or expires without the Offerors taking up and paying for any Wheaton River Shares due to the non-satisfaction of any condition set forth in the Goldcorp Offer that has not been waived, other than as a result of Goldcorp's failure to perform any of its obligations under the Acquisition Agreement;

  (c)
  by either Goldcorp or Wheaton River, if the Board of Directors withdraws, modifies or changes its recommendation concerning the Goldcorp Offer to proceed with a Superior Proposal;

  (d)
  by Goldcorp, if the Board of Directors approves, recommends or accepts, or enters into any agreement, undertaking or arrangement in respect of an Acquisition Proposal;

  (e)
  by either Goldcorp or Wheaton River, if the board of directors of Goldcorp determines to accept, approve, recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal;

  (f)
  by Wheaton River, if the board of directors of Goldcorp approves, recommends or accepts, or enters into an agreement, undertaking or arrangement in respect of an Acquisition Proposal;

  (g)
  by either Goldcorp or Wheaton River, if the other party has not complied or cannot comply in all material respects with its covenants and obligations under the Acquisition Agreement to be complied with at or prior to the expiry of the Goldcorp Offer, or if any of its representations and warranties under the Acquisition Agreement are not true and correct in all respects, in the case of representations and warranties qualified by materiality, and in all material respects in the case of all other representations and warranties;

  (h)
  by Wheaton River, if there has occurred after December 23, 2004, any Material Adverse Change of Goldcorp;

  (i)
  by either Goldcorp or Wheaton River, if the shareholders of Goldcorp do not approve the issuance by Goldcorp of Goldcorp Shares pursuant to the Goldcorp Offer and the Subsequent Acquisition Transaction by at least a majority of the votes cast by the shareholders of Goldcorp, present in person or represented by proxy, at the special meeting of the shareholders of Goldcorp called to consider an ordinary resolution to approve such issuance; or

  (j)
  by either Goldcorp or Wheaton River, if an Acquisition Proposal in respect of the other party is completed.

  Termination Fee

  The Acquisition Agreement provides that Wheaton River is required to pay to Goldcorp a termination fee of US$35 million if:

  (a)
  the Acquisition Agreement is terminated in the circumstances described in paragraphs (c) or (d) under "Termination" above;

  (b)
  if the Board of Directors fails to reaffirm its recommendation of the Goldcorp Offer by press release within a reasonable time after the public announcement or commencement of any Acquisition Proposal; or

  (c)
  on or after December 5, 2004 and prior to the expiry of the Goldcorp Offer, an Acquisition Proposal in respect of Wheaton River is publicly announced or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted or has not expired, been withdrawn or been publicly abandoned, and (A) the Goldcorp Offer is not completed as a result of the Minimum Tender Condition not having been met, and (B) such Acquisition Proposal is completed on or prior to September 30, 2005.

  The Acquisition Agreement provides that Goldcorp is required to pay to Wheaton River a termination fee of US$35 million if:

  (a)
  the Acquisition Agreement is terminated in the circumstances described in paragraphs (e), (f) or (i) under "Termination" above (including where the shareholders of Goldcorp do not approve the issuance of Goldcorp Shares pursuant to the Goldcorp Offer and the Subsequent Acquisition Transaction); or

  (b)
  on or after December 5, 2004 and prior to the expiry of the Goldcorp Offer, an Acquisition Proposal in respect of Goldcorp is publicly announced or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted or has not expired, been withdrawn or been publicly abandoned, and (A) the Goldcorp Offer is not commenced or completed, and (B) such Acquisition Proposal is completed on or prior to September 30, 2005.

  In the event that the Acquisition Agreement is terminated as a result of a party's failure to comply with its respective covenants and obligations under the Acquisition Agreement or as a result of such party's representations and warranties under the Acquisition Agreement not being true and correct and the terminating party has complied with its covenants and obligations and its representations and warranties are true and correct, such party is required to pay to the terminating party a termination fee of US$35 million.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

  Not applicable.

7.     Omitted Information

  Not applicable.

8.     Executive Officer

  For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer of Wheaton River at (604) 696-3000.

9.     Date of Material Change Report

  December 31, 2004.

  SIGNED at Vancouver, British Columbia.

Per:	/s/ IAN TELFER Ian Telfer Chairman and Chief Executive Officer

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SIGNATURE
EXHIBIT INDEX
FORM 51-102F3 MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102